SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                05 November 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Director/PDMR Shareholding announcement made on 15 October 2007

             2. Transaction in Own Shares announcement made on 15 October 2007

             3. Transaction in Own Shares announcement made on 16 October 2007

             4. Transaction in Own Shares announcement made on 16 October 2007

             5. Transaction in Own Shares announcement made on 17 October 2007

             6. Directorate Change announcement made on 18 October 2007

             7. Transaction in Own Shares announcement made on 18 October 2007

             8. Transaction in Own Shares announcement made on 19 October 2007

             9. Transaction in Own Shares announcement made on 22 October 2007

             10.Transaction in Own Shares announcement made on 23 October 2007

             11.Transaction in Own Shares announcement made on 23 October 2007

             12.Transaction in Own Shares announcement made on 24 October 2007

             13.Transaction in Own Shares announcement made on 25 October 2007

             14.Transaction in Own Shares announcement made on 29 October 2007

             15.Transaction in Own Shares announcement made on 30 October 2007

             16.Transaction in Own Shares announcement made on 30 October 2007

             17.Transaction in Own Shares announcement made on 31 October 2007

             18.Total Voting Rights announcement made on 31 October 2007

             19.Transaction in Own Shares announcement made on 01 November 2007

             20.Transaction in Own Shares announcement made on 01 November 2007

             21.Transaction in Own Shares announcement made on 02 November 2007

Enclosure 1.  Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SALLY DAVIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

MONTHLY PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

MONTHLY PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SALLY DAVIS

BT GROUP EMPLOYEE SHARE INVESTMENT PLAN - 38 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

317.02 pence

14. Date and place of transaction

12 OCTOBER 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SALLY DAVIS

PERSONAL HOLDING: 80,975 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 142,299 SHARES

BT GROUP INCENTIVE SHARE PLAN: 265,523 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 443,983 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11,198 SHARES.


16. Date issuer informed of transaction

12 OCTOBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A ........................

24. Name of contact and telephone number for queries

Graeme Wheatley - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15 OCTOBER 2007

Enclosure 2.  Transaction in Own Shares


Monday 15 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 1,100,000 ordinary shares at a price of 311.38 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 559,021,952 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,081,632,900.


The above figure (8,081,632,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure 3.  Transaction in Own Shares

Tuesday 16 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 97,509 ordinary shares at a minimum price of 146 pence per share and a maximum price of 294 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 558,924,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,081,702,409.

The above figure (8,081,702,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure 4.  Transaction in Own Shares

Tuesday 16 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 1,500,000 ordinary shares at a price of 308.0458 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 560,424,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,080,230,409.


The above figure (8,080,230,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 5.  Transaction in Own Shares

Wednesday 17 October 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 700,000 ordinary shares at a price of 311.88 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 561,124,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,079,530,409.


The above figure (8,079,530,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 6.  Directorate Change

BT GROUP PLC


18 OCTOBER 2007


Directorate change


BT announced on 9 October that Andy Green, CEO of group Strategy and Operations, will be leaving BT at the end of the year. He will step down from the Board of BT with effect from 12 November 2007.


Ends

Thursday 18 October 2007

Enclosure 7.  Transaction in Own Shares


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Deutsche Bank AG 700,000 ordinary shares at a price of 311.79 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 561,824,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,078,830,409.

The above figure (8,078,830,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 8.  Transaction in Own Shares


Friday 19 October 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 1,600,000 ordinary shares at a price of 309.93 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 563,424,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,077,230,409.

The above figure (8,077,230,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                   = ends =

Enclosure 9.  Transaction in Own Shares


Monday 22 October 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 1,900,000 ordinary shares at a price of 306.08 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 565,324,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,075,330,409.


The above figure (8,075,330,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 10.  Transaction in Own Shares

Tuesday 23 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 129,297 ordinary shares at a minimum price of 146 pence per share and a maximum price of 294 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 565,195,146 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,075,459,706.


The above figure (8,075,459,706) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 11.  Transaction in Own Shares

Tuesday 23 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 700,000 ordinary shares at a price of 309.06 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 565,895,146 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,074,759,706.


The above figure (8,074,759,706) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 12.  Transaction in Own Shares


Wednesday 24 October 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Deutsche Bank AG 900,000 ordinary shares at a price of 308.79 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 566,795,146 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,073,859,706.


The above figure (8,073,859,706) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 13.  Transaction in Own Shares

Thursday 25 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 200,000 ordinary shares at a price of 316.60 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 566,995,146 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,073,659,706.


The above figure (8,073,659,706) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 14.  Transaction in Own Shares

Monday 29 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 300,000 ordinary shares at a price of 324.45 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 567,295,146 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,073,359,706.


The above figure (8,073,359,706) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 15.  Transaction in Own Shares


Tuesday 30 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 92,264 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 567,202,882 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,073,451,970.


The above figure (8,073,451,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 16.  Transaction in Own Shares


Tuesday 30 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 800,000 ordinary shares at a price of 322.65 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 568,002,882 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,072,651,970.


The above figure (8,072,651,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 17.  Transaction in Own Shares


Wednesday 31 October 2007


                                  BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 300,000 ordinary shares at a price of 323.6683 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 568,302,882 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,072,351,970.


The above figure (8,072,351,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 18.  Total Voting Rights


Wednesday 31 October 2007


                                  BT GROUP PLC


                   TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 31 October 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 568,302,882 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,072,351,970.


The above figure (8,072,351,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 19.  Transaction in Own Shares

Thursday 1 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 2,000,000 ordinary shares at a market price of 320.75 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 566,302,882 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,074,351,970.


The above figure (8,074,351,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.




                                    = ends =

Enclosure 20.  Transaction in Own Shares

Thursday 1 November 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 1,000,000 ordinary shares at a price of 321.60 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 567,302,882 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,073,351,970.

The above figure (8,073,351,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 21.  Transaction in Own Shares

Friday 2 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 1,000,000 ordinary shares at a price of 317.17 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 568,302,882 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,072,351,970.


The above figure (8,072,351,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                             +ends+

Signatures



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 05 November 2007